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                                                          CONTACT
                                                          William A. Luca
                                                          Cannondale Corporation
                                                          (203) 749-7000


FOR IMMEDIATE RELEASE



                             CANNONDALE CORPORATION
                        ADOPTS STOCKHOLDERS' RIGHTS PLAN


BETHEL, CONNECTICUT (December 22, 1997) Cannondale Corporation (Nasdaq:BIKE) announced today that its Board of Directors has adopted a Stockholders' Rights Plan in which Rights to purchase shares of Cannondale Corporation. Common Stock (the "Common Stock") will be distributed as a dividend, one Right per share, to record owners of Common Stock as of the close of business on December 22, 1997. The Stockholders' Rights Plan was not adopted in response to any known offers for Cannondale Corporation.

     Upon becoming exercisable, each Right entitles holders to purchase a certain amount of common stock. The Rights are not exercisable, however, until a person or group acquires more than 20% of Common Stock or announces a tender offer which would result in the ownership of more than 20% of the Common
Stock. Details of the Plan and the Rights are outlined in a letter that is being mailed to all Cannondale stockholders.

     In the letter to Cannondale stockholders, Joseph S. Montgomery, Chairman and CEO of the Corporation, stated that the Board of Directors had adopted the plan to help assure that all stockholders would be treated fairly in the event any party were to seek to acquire control of Cannondale. Mr. Montgomery noted that rights plans, which have been adopted by approximately 2,000 public companies, are a means of protecting stockholders from the adverse effects of unfair or coercive takeover tactics.

     Cannondale Corporation is the world's leading manufacture of high-performance aluminum bicycles. The Company's bicycles, wheelchairs and bicycle accessories, which include clothing, packs and bags, HeadShok suspension forks and CODA components, are marked under the Cannondale brand name and "Handmade in USA" logo, and are sold in the U.S. and in more than 60 foreign countries.